Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2019 FOURTH QUARTER AND FULL YEAR RESULTS

Financial Highlights for Fiscal 2019 Fourth Quarter and Full Year

(Year over Year (YoY) growth % are based on constant currency (1); please see table below for YoY growth % on actual basis)

•	Gross Bookings(6) increased 26.7% YoY in 4Q19 to $1.4 billion and by 28.1% YoY in FY19 to $5.4 billion.
•	Revenue(2) was $120.2 million for 4Q19 and $486.0 million for FY19.
•	Adjusted Revenue(3) increased 22.8% YoY in 4Q19 to $163.3 million and by 26.2% YoY in FY19 to $673.4 million.
•	Room nights(8) for Standalone Hotels-Online(7) increased by 27.2% YoY in 4Q19 and by 23.4% YoY in FY19.
•	Air Ticketing – flight segments(9) increased by 9.5% YoY in 4Q19 and by 18.4% YoY in FY19.
•	Bus Ticketing – travelled tickets increased by 55.4% YoY in 4Q19 and by 55.3% YoY in FY19.
•	Results from Operating Activities were a loss of $31.0 million in 4Q19 versus a loss of $41.7 million in 4Q18 and were a loss of $152.9 million for FY19 versus a loss of $219.4 million for FY18.
•

Adjusted Operating Loss(4) was $18.4 million in 4Q19 versus $23.5 million in 4Q18, an improvement of $5.1 million YoY and was $98.8 million for FY19 versus $154.8 million for FY18, an improvement of $56.0 million.

Gurugram, India and New York, May 16, 2019 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal fourth quarter and full fiscal year ended March 31, 2019.

“MakeMyTrip has continued to improve its online experience on all three brands and expand its service commitment,” said Deep Kalra, Group Chairman and Group CEO. “The execution of our strategies has allowed us to improve on our market share and drive strong growth rates across gross bookings, adjusted revenue and standalone hotels online room nights. We also improved marketing and promotional spend efficiencies to reduce our operating losses meaningfully for the full fiscal year.”

(in thousands except EPS)	3 months Ended March 31, 2018	3 months Ended March 31, 2019	YoY Change	YoY Change in constant currency(1)	Year Ended March 31, 2018	Year Ended March 31, 2019	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue(2)	$157,806	$120,177			$675,256	$486,011
Air Ticketing	$45,270	$41,693			$167,391	$166,714
Hotels and Packages	$93,395	$58,182			$439,963	$237,524
Bus Ticketing	$13,684	$12,139			$50,932	$53,745
Others	$5,457	$8,163			$16,970	$28,028
Results from Operating Activities	$(41,692)	$(30,981)			$(219,439)	$(152,940)
Loss for the period	$(44,117)	$(40,393)			$(220,240)	$(167,883)
Diluted Loss per share	$(0.42)	$(0.39)			$(2.18)	$(1.61)
Financial Summary as per non-IFRS measures
Adjusted Revenue(3)	$145,307	$163,349	12.4%	22.8%	$577,120	$673,424	16.7%	26.2%
Air Ticketing	$58,474	$62,474	6.8%	16.8%	$202,064	$234,153	15.9%	25.5%
Hotels and Packages	$69,366	$76,856	10.8%	21.2%	$313,684	$351,615	12.1%	21.2%
Bus Ticketing	$12,010	$15,576	29.7%	40.8%	$44,402	$58,825	32.5%	42.8%
Others	$5,457	$8,443	54.7%	67.9%	$16,970	$28,831	69.9%	83.3%
Adjusted Operating Loss(4)	$(23,546)	$(18,427)			$(154,806)	$(98,789)
Adjusted Net Loss(5)	$(25,760)	$(18,273)			$(153,518)	$(103,659)
Adjusted Diluted loss per share(5)	$(0.25)	$(0.18)			$(1.53)	$(1.00)
Operating Metrics
Gross Bookings(6)	$1,183,924	$1,372,809	16.0%	26.7%	$4,591,065	$5,446,144	18.6%	28.1%
Air Ticketing	$743,189	$839,561	13.0%	23.5%	$2,704,522	$3,214,545	18.9%	28.7%
Hotels and Packages	$305,121	$338,966	11.1%	21.5%	$1,389,623	$1,515,464	9.1%	17.1%
Bus Ticketing	$135,614	$194,282	43.3%	55.4%	$496,920	$716,135	44.1%	55.6%
Number of flight segments / room nights/bus tickets
Air Ticketing – Flight segments(9)	9,318	10,205	9.5%		33,339	39,485	18.4%
Hotels and Packages – Room nights(8)	4,887	6,141	25.7%		21,911	26,611	21.4%
Standalone Hotels-Online(7) – Room nights(8)	4,712	5,993	27.2%		20,998	25,911	23.4%
Bus Ticketing - Travelled tickets	11,013	17,111	55.4%		39,570	61,464	55.3%

Notes:

(1)

Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.

(2)

Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, under which promotion expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty program costs, which when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

(3)

Represents IFRS revenue after adding back promotion expenses in the nature of customer discount, customer inducement/acquisition costs and loyalty program costs, which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.

(4)

Results from operating activities excluding employee share-based compensation costs, severance cost related to a prior acquisition, impairment of intangible assets and amortization of acquisition related intangibles.

(5)

Profit (Loss) for the period excluding employee share-based compensation costs, severance cost related to a prior acquisition, amortization of acquisition related intangibles, share of loss of equity-accounted investees, impairment of intangible assets, impairment in respect of an equity-accounted investee and income tax expense (benefit).

(6)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations, discounts and refunds.
(7)	Standalone Hotels - Online include Standalone Hotels booked on desktops, laptops, mobiles and other online platforms.
(8)

“Room nights,” also referred to as “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms.

(9)	“Flight segments” means a flight between two cities, whether or not such flight is part of a larger or longer itinerary.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the measures set forth in notes (1) to (9) above. Reconciliations of IFRS financial measures to non-IFRS financial measures, and operating results are included at the end of this release.

Other information

Share Repurchase

On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. On January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not exceeding $21.50 until November 30, 2021. There were no repurchases pursuant to the share repurchase plan during the fiscal 2019 fourth quarter. As of March 31, 2019, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

Change in Significant Accounting Policies, Operating Segment and Non-IFRS Financial Measure:

•Adoption of New Revenue Recognition Accounting Standard

Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”). We have reviewed the new standard and have concluded that application of the new standard does not have a material impact on our consolidated results except for reclassification effects within the consolidated statement of profit or loss and other comprehensive income (loss) with respect to customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty program costs, which when incurred were previously recorded as marketing and sales promotion costs, and are now being recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

•Change in Operating Segment

Until March 31, 2018, for internal reporting purposes, our “Bus ticketing” segment was included within “Other revenue”. Effective April 1, 2018, we have changed the composition of our operating segments which has resulted in “Bus ticketing” now being reported as a separate segment. Following this change in the composition of our reportable segments, we have restated the corresponding items of segment information for the fiscal periods in 2018.

•Change in Non-IFRS Financial Measure

In the first quarter of fiscal year 2019, we changed the Non-IFRS Financial Measure “Revenue less Service costs” to “Adjusted Revenue”. We  evaluate our financial performance based on Adjusted Revenue, which represents IFRS revenue after adding back promotion expenses in the nature of customer discounts, customer inducement/acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal, as we believe that Adjusted Revenue reflects the value addition of the travel services that we provides to our customers. The impact of this change on the comparative numbers for the previous period is not material and accordingly, the numbers for the previous period have not been adjusted. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. For further information and a reconciliation of this Non-IFRS Financial Measure to the most directly comparable IFRS Financial measure (Revenue), see “— About Non-IFRS Financial Measures” elsewhere in this release.

Fiscal 2019 Fourth Quarter Financial Results

Revenue. We generated revenue of $120.2 million in the quarter ended March 31, 2019. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15 where promotion expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty program costs, which when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated. Our revenue for the quarter ended March 31, 2018 was $157.8 million

Adjusted Revenue. Our Total Adjusted Revenue increased by 12.4% (22.8% in constant currency) to $163.3 million in the quarter ended March 31, 2019 from $145.3 million in the quarter ended March 31, 2018, primarily as a result of a 6.8% (16.8% in constant currency) increase in our Adjusted Revenue - air ticketing, a 10.8% (21.2% in constant currency) increase in our Adjusted Revenue - hotels and packages, a 29.7% (40.8% in constant currency) increase in our Adjusted Revenue - bus ticketing and a 54.7% (67.9% in constant currency) increase in our Adjusted Revenue - others. Adjusted Revenue also includes promotion expenses of $81.4 million in the quarter ended March 31, 2019 and $24.2 million in the quarter ended March 31, 2018, recorded as a reduction of revenue.

For further information and a reconciliation of this non-IFRS financial measure to the most directly comparable IFRS financial measure (Revenue), see “— About Non-IFRS Financial Measures” and “Reconciliation of IFRS to Non-IFRS Financial Measures” elsewhere in this release.

	For the three months ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others			Total
	2018	2019	2018	2019	2018	2019	2018	2019		2018	2019
	(Amounts in USD thousands)
Revenue as per IFRS	45,270	41,693	93,395	58,182	13,684	12,139	5,457	8,163		157,806	120,177
Add: Promotion expenses recorded as a reduction of revenue	13,204	21,055	10,960	55,590	—	4,453	—	319		24,164	81,417
	58,474	62,748	104,355	113,772	13,684	16,592	5,457	8,482		181,970	201,594
Less: Service cost as per IFRS	—	274	34,989	36,916	1,674	1,016	—	39	(1)	36,663	38,245	(1)
Adjusted Revenue	58,474	62,474	69,366	76,856	12,010	15,576	5,457	8,443		145,307	163,349

(1)	Loyalty program costs amounting to $0.5 million have been excluded from service cost (March 31, 2018: Nil) relating to “Others”, and has been included in marketing and sales promotion expenses.

Air Ticketing. Revenue from our air ticketing business was $41.7 million in the quarter ended March 31, 2019 post adoption of IFRS 15 on April 1, 2018 where promotion expenses have been recorded as a reduction of revenue. Revenue for the quarter ended March 31, 2019 reflects the unfavorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar as compared to the quarter ended March 31, 2018. Revenue from air ticketing business in the quarter ended March 31, 2018 was $45.3 million.

Adjusted Revenue from our air ticketing business increased by 6.8% (16.8% in constant currency) to $62.5 million in the quarter ended March 31, 2019, from $58.5 million in the quarter ended March 31, 2018. Adjusted Revenue - air ticketing includes promotion expenses of $21.1 million in the quarter ended March 31, 2019 and $13.2 million in the quarter ended March 31, 2018, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, are intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses were required to be recorded as a reduction of revenue. This increase in Adjusted Revenue - air ticketing was due to an increase in gross bookings of 13.0% (23.5% in constant currency) primarily driven by 9.5% increase in the number of air ticketing flight segments year over year. Further, our Adjusted Revenue margin (defined as Adjusted Revenue as a percentage of gross bookings) was 7.9% in the quarter ended March 31, 2018, 7.4% in the quarter ended March 31, 2019 and 7.4% in the quarter ended December 31, 2018.

Hotels and Packages. Revenue from our hotels and packages business was $58.2 million in the quarter ended March 31, 2019 post adoption of IFRS 15 on April 1, 2018 where promotion expenses have been recorded as a reduction of revenue. Revenue for the quarter ended March 31, 2019 reflects the unfavorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar as compared to the quarter ended March 31, 2018. Revenue from our hotels and packages business in the quarter ended March 31, 2018 was $93.4 million.

Adjusted Revenue from our hotels and packages business increased by 10.8% (21.2% in constant currency) to $76.9 million in the quarter ended March 31, 2019 from $69.4 million in the quarter ended March 31, 2018. Adjusted Revenue - hotels and packages includes promotion expenses of $55.6 million in the quarter ended March 31, 2019 and $11.0 million in the quarter ended March 31, 2018, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, are intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses were required to be recorded as a reduction of revenue. Gross bookings increased by 11.1% (21.5% in constant currency) driven by 25.7% increase in the number of hotel- room nights year over year. Our Adjusted Revenue margin was 22.7% in the quarter ended March 31, 2019 and 22.7% in the quarter ended March 31, 2018.

Bus Ticketing. Revenue from our bus ticketing business was $12.1 million in the quarter ended March 31, 2019 post adoption of IFRS 15 on April 1, 2018 where promotion expenses have been recorded as a reduction of revenue. Revenue for the quarter ended March 31, 2019 reflects the unfavorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar as compared to the quarter ended March 31, 2018. Revenue from our bus ticketing business in the quarter ended March 31, 2018 was $13.7 million.

Adjusted Revenue from our bus ticketing business increased by 29.7% (40.8% in constant currency) to $15.6 million in the quarter ended March 31, 2019 from $12.0 million in the quarter ended March 31, 2018. Adjusted Revenue - bus ticketing includes promotion expenses of $4.5 million in the quarter ended March 31, 2019 recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, are intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses were required to be recorded as a reduction of revenue. Gross bookings increased by 43.3% (55.4% in constant currency) driven by 55.4% increase in the number of bus tickets travelled year over year, including the impact of consolidation of Bitla Software Private Limited (Bitla) acquired in the quarter ended September 30, 2018. Our Adjusted Revenue margin decreased to 8.0% in the quarter ended March 31, 2019 as compared to 8.9% in the quarter ended March 31, 2018 mainly due to an increase in the mix of B2B customers from the investment in Bitla.

Other Revenue. Our other revenue in the quarter ended March 31, 2019 was $8.2 million post adoption of IFRS 15 on April 1, 2018 where promotion expenses have been recorded as a reduction of revenue. Revenue for the quarter ended March 31, 2019 reflects the unfavorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar as compared to the quarter ended March 31, 2018. Our other revenue in the quarter ended March 31, 2018 was $5.5 million.

Adjusted Revenue from our other business increased to $8.4 million in the quarter ended March 31, 2019 from $5.5 million in the quarter ended March 31, 2018. This increase was primarily due to an increase in facilitation fees from travel insurance and increase in other ancillary revenue from alliances and affiliate partnerships. Adjusted Revenue - others includes promotion expenses of $0.3 million in the quarter ended March 31, 2019 recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, are intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses were required to be recorded as a reduction of revenue.

Personnel Expenses. Personnel expenses decreased marginally by 0.7% to $28.2 million in the quarter ended March 31, 2019 from $28.4 million in the quarter ended March 31, 2018. Excluding employee share-based compensation costs for the fourth quarter of both fiscal years 2019 and 2018, personnel expenses as a percentage of Adjusted Revenue increased by 0.2%. This increase was mainly due to an annual increase in wages in fiscal year 2019 which was partially offset by the favorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar in the quarter ended March 31, 2019.

Marketing and sales promotion expenses. Marketing and sales promotion expenses decreased by 55.6% to $41.7 million in the quarter ended March 31, 2019 post adoption of IFRS 15 on April 1, 2018, from $93.9 million in the quarter ended March 31, 2018 along with favorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar in the quarter ended March 31, 2019. Including promotion expenses of $81.4 million and certain loyalty program costs related to other revenue of $0.5 million in the quarter ended March 31, 2019 and promotion expenses of $24.2 million in the quarter ended March 31, 2018 as explained above, marketing and sales promotion expenses increased by 4.7% year over year to $123.6 million. Marketing and sales promotion expenses, after including promotion expenses explained above, primarily include significant customer inducement/acquisition costs, customer discount and loyalty program costs incurred to accelerate growth in our standalone hotel booking business, and brand advertisement expenses. These expenses, details of which are provided below, at $123.6 million are lower than the Total Adjusted Revenue of $163.3 million in the quarter ended March 31, 2019 compared to being at $118.0 million and Total Adjusted Revenue of $145.3 million as reported in the quarter ended March 31, 2018. The details of expenses in the nature of marketing and sales promotion expenses is as follows:

	Three months ended March 31
	2018	2019
	(Amounts in USD thousands)
Marketing and sales promotion expenses as per IFRS	93,879	41,700
Promotion expenses recorded as a reduction of revenue	24,164	81,417
Certain loyalty program costs related to Others revenue	—	436

Other Operating Expenses. Other operating expenses increased by 18.8% to $35.7 million in the quarter ended March 31, 2019 from $30.1 million in the quarter ended March 31, 2018, primarily due to an increase in website hosting charges and legal and professional expenses and increase in payment gateway charges and outsourcing fees in line with growth in our business, partially offset by favorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar in the quarter ended March 31, 2019.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses decreased to $6.9 million in the quarter ended March 31, 2019 from $10.6 million in the quarter ended March 31, 2018. This decrease was primarily due to an impairment of technology related development cost of $2.9 million related to one of our subsidiaries during the quarter ended March 31, 2018 and an increase in fully amortized/impaired intangible assets since the quarter ended March 31, 2018 and the favorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar in the quarter ended March 31, 2019.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $31.0 million in the quarter ended March 31, 2019 as compared to a loss of $41.7 million in the quarter ended March 31, 2018. Excluding the effects of our employee share-based compensation costs and amortization of acquisition related intangibles for the fourth quarter of both fiscal years 2019 and 2018, and impairment of intangible assets for quarter ended March 31, 2018, we would have recorded an operating loss of $18.4 million in the quarter ended March 31, 2019 as compared to an operating loss of $23.5 million in the quarter ended March 31, 2018.

Net Finance Income (Costs). Our net finance income was $0.2 million in the quarter ended March 31, 2019 as compared to net finance costs of $2.2 million in the quarter ended March 31, 2018, primarily due to the higher net foreign exchange loss in quarter ended March 31, 2018 of $2.4 million as against $0.8 million in the quarter ended March 31, 2019.

Loss for the period. As a result of the foregoing factors, our loss for the quarter ended March 31, 2019 was $40.4 million as compared to a loss of $44.1 million in the quarter ended March 31, 2018. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees, and income tax expense (benefit) for the fourth quarter of both fiscal years 2019 and 2018, and impairment of intangible assets for quarter ended March 31, 2018, and impairment in respect of an equity-accounted investee for quarter ended March 31, 2019, we would have recorded a net loss of $18.3 million in the quarter ended March 31, 2019 and a net loss of $25.8 million in the quarter ended March 31, 2018.

Diluted Loss per share. Diluted loss per share was $0.39 for the quarter ended March 31, 2019 as compared to diluted loss per share of $0.42 in the quarter ended March 31, 2018. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees and income tax expense (benefit) for the fourth quarter of both fiscal years 2019 and 2018, and impairment of intangible assets for quarter ended March 31, 2018, and impairment in respect of an equity-accounted investee for quarter ended March 31, 2019, diluted loss per share would have been $0.18 in the quarter ended March 31, 2019, compared to diluted loss per share of $0.25 in the quarter ended March 31, 2018

Fiscal 2019 Full Year Financial Results

Revenue. We generated revenue of $486.0 million in the year ended March 31, 2019. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15 where promotion expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty program costs, which when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated. Our revenue for the year ended March 31, 2018 was $675.3 million.

Adjusted Revenue. Our Total Adjusted Revenue increased by 16.7% (26.2% in constant currency) to $673.4 million in the year ended March 31, 2019 from $577.1 million in the year ended March 31, 2018, primarily as a result of a 15.9% (25.5% in constant currency) increase in our Adjusted Revenue - air ticketing, a 12.1% (21.2% in constant currency) increase in our Adjusted Revenue - hotels and packages, a 32.5% (42.8% in constant currency) increase in our Adjusted Revenue - bus ticketing and a 69.9% (83.3% in constant currency) increase in our Adjusted Revenue - others. Adjusted Revenue also includes promotion expenses of $358.4 million in the year ended March 31, 2019 and $77.7 million in the year ended March 31, 2018, recorded as a reduction of revenue.

For further information and a reconciliation of this non-IFRS financial measure to the most directly comparable IFRS financial measure (Revenue), see “— About Non-IFRS Financial Measures” and “Reconciliation of IFRS to Non-IFRS Financial Measures” elsewhere in this release.

	For the year ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others			Total
	2018	2019	2018	2019	2018	2019	2018	2019		2018	2019
	(Amounts in USD thousands)
Revenue as per IFRS	167,391	166,714	439,963	237,524	50,932	53,745	16,970	28,028		675,256	486,011
Add: Promotion expenses recorded as a reduction of revenue	34,673	68,632	43,068	274,915	—	13,950	—	861		77,741	358,358
	202,064	235,346	483,031	512,439	50,932	67,695	16,970	28,889		752,997	844,369
Less: Service cost as per IFRS	—	1,193	169,347	160,824	6,530	8,870	—	58	(1)	175,877	170,945	(1)
Adjusted Revenue	202,064	234,153	313,684	351,615	44,402	58,825	16,970	28,831		577,120	673,424

(1)	Loyalty program costs amounting to $2.5 million have been excluded from service cost (March 31, 2018: Nil) relating to “Others”, and has been included in marketing and sales promotion expenses.

Air Ticketing. Revenue from our air ticketing business was $166.7 million in the year ended March 31, 2019 post adoption of IFRS 15 on April 1, 2018 where promotion expenses have been recorded as a reduction of revenue. Revenue for the year ended March 31, 2019 reflects the unfavorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar as compared to the year ended March 31, 2018. Revenue from air ticketing business in the year ended March 31, 2018 was $167.4 million.

Adjusted Revenue from our air ticketing business increased by 15.9% (25.5% in constant currency) to $234.2 million in the year ended March 31, 2019, from $202.1 million in the year ended March 31, 2018. Adjusted Revenue - air ticketing includes promotion expenses of $68.6 million in the year ended March 31, 2019 and $34.7 million in the year ended March 31, 2018, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, are intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses were required to be recorded as a reduction of revenue. This increase in Adjusted Revenue - air ticketing was due to an increase in gross bookings of 18.9% (28.7% in constant currency) primarily driven by 18.4% increase in the number of air ticketing flight segments year over year. Further, our Adjusted Revenue margin (defined as Adjusted Revenue as a percentage of gross bookings) was 7.3% in the year ended March 31, 2019 and 7.5% in the year ended March 31, 2018.

Hotels and Packages. Revenue from our hotels and packages business was $237.5 million in the year ended March 31, 2019 post adoption of IFRS 15 on April 1, 2018 where promotion expenses have been recorded as a reduction of revenue. Revenue for the year ended March 31, 2019 reflects the unfavorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar as compared to the year ended March 31, 2018. Revenue from our hotels and packages business in the year ended March 31, 2018 was $440.0 million.

Adjusted Revenue from our hotels and packages business increased by 12.1% (21.2% in constant currency) to $351.6 million in the year ended March 31, 2019 from $313.7 million in the year ended March 31, 2018. Adjusted Revenue - hotels and packages includes promotion expenses of $274.9 million in the year ended March 31, 2019 and $43.1 million in the year ended March 31, 2018, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, are intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses were required to be recorded as a reduction of revenue. Gross bookings increased by 9.1% (17.1% in constant currency) driven by 21.4% increase in the number of hotel-room nights year over year. Our Adjusted Revenue margin was 23.2% in the year ended March 31, 2019 and 22.6% in the year ended March 31, 2018.

Bus Ticketing. Revenue from our bus ticketing business was $53.7 million in the year ended March 31, 2019 post adoption of IFRS 15 on April 1, 2018 where promotion expenses have been recorded as a reduction of revenue. Revenue for the year ended March 31, 2019 reflects the unfavorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar as compared to the year ended March 31, 2018. Revenue from our bus ticketing business in the year ended March 31, 2018 was $50.9 million.

Adjusted Revenue from our bus ticketing business increased by 32.5% (42.8% in constant currency) to $58.8 million in the year ended March 31, 2019 from $44.4 million in the year ended March 31, 2018. Adjusted Revenue - bus ticketing includes promotion expenses of $14.0 million in the year ended March 31, 2019 recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, are intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses were required to be recorded as a reduction of revenue. Gross bookings increased by 44.1% (55.6% in constant currency) driven by 55.3% increase in the number of bus tickets travelled year over year, including the impact of consolidation of Bitla acquired in the year ended March 31, 2019. Our Adjusted Revenue margin decreased to 8.2% in the year ended March 31, 2019 as compared to 8.9% in the year ended March 31, 2018 mainly due to an increase in the mix of B2B customers from the investment in Bitla.

Other Revenue. Our other revenue in the year ended March 31, 2019 was $28.0 million post adoption of IFRS 15 on April 1, 2018 where promotion expenses have been recorded as a reduction of revenue. Revenue for the year ended March 31, 2019 reflects the unfavorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar as compared to the year ended March 31, 2018. Our other revenue in the year ended March 31, 2018 was $17.0 million.

Adjusted Revenue from our other business increased to $28.9 million in the year ended March 31, 2019 from $17.0 million in the year ended March 31, 2018. This increase was primarily due to an increase in facilitation fees from travel insurance and increase in other ancillary revenue from alliances and affiliate partnerships. Adjusted Revenue - others includes promotion expenses of $0.9 million in the year ended March 31, 2019 recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, are intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses were required to be recorded as a reduction of revenue.

Personnel Expenses. Personnel expenses decreased marginally by 0.5% to $113.6 million in the year ended March 31, 2019 from $114.2 million in the year ended March 31, 2018. Excluding employee share-based compensation costs for both fiscal years 2019 and 2018, personnel expenses as a percentage of Adjusted Revenue decreased by 1.1% in the year ended March 31, 2019. The annual increase in wages in fiscal year 2019 was partially offset by the favorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar in the year ended March 31, 2019 as compared to the year ended March 31, 2018 and due to a higher cost of $2.2 million in respect of severance cost related to a prior acquisition incurred in the year ended March 31, 2018.

Marketing and sales promotion expenses. Marketing and sales promotion expenses decreased by 57.5% to $192.1 million in the year ended March 31, 2019 post adoption of IFRS 15 on April 1, 2018, from $451.8 million in the year ended March 31, 2018 along with favorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar in the year ended March 31, 2019 as compared to the year ended March 31, 2018. Including promotion expenses of $358.4 million and certain loyalty program costs of $2.5 million in the year ended March 31, 2019 and promotion expenses of $77.7 million in the year ended March 31, 2018 as explained above, marketing and sales promotion expenses increased by 4.4% year over year to $553.0 million. Marketing and sales promotion expenses after including promotion expenses explained above, primarily include significant customer inducement/acquisition costs, customer discount and loyalty program costs incurred to accelerate growth in our standalone hotel booking business, and brand advertisement expenses. These expenses, details of which are provided below, at $553.0 million are lower than the Total Adjusted Revenue of $673.4 million in the year ended March 31, 2019 compared to being at $553.0 million and Total Adjusted Revenue of $577.1 million as reported in the year ended March 31, 2018. The details of expenses in the nature of marketing and sales promotion expenses is as follows:

	Year ended March 31
	2018	2019
	(Amounts in USD thousands)
Marketing and sales promotion expenses as per IFRS	451,818	192,080
Promotion expenses recorded as a reduction of revenue	77,741	358,358
Certain loyalty program costs related to Others revenue	—	2,467

Other Operating Expenses. Other operating expenses increased by 10.6% to $133.3 million in the year ended March 31, 2019 from $120.6 million in the year ended March 31, 2018, primarily due to an increase in payment gateway charges in line with the growth in our business and increase in website hosting charges, partially offset by favorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar in the year ended March 31, 2019 as compared to the year ended March 31, 2018.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses decreased to $26.8 million in the year ended March 31, 2019 from $32.7 million in the year ended March 31, 2018. This decrease was primarily due to an impairment of technology related development cost of $2.9 million related to one of our subsidiaries during the year ended March 31, 2018 and an increase in fully amortized/impaired intangible assets since the year ended March 31, 2018 and the favorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar in the year ended March 31, 2019 as compared to the year ended March 31, 2018.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $152.9 million in the year ended March 31, 2019 as compared to a loss of $219.4 million in the year ended March 31, 2018. Excluding the effects of our employee share-based compensation costs and amortization of acquisition related intangibles for both fiscal years 2019 and 2018, and impairment of intangible assets and severance cost related to a prior acquisition for the year ended March 31, 2018, we would have recorded an operating loss of $98.8 million in the year ended March 31, 2019 as compared to an operating loss of $154.8 million in the year ended March 31, 2018.

Net Finance Income (Costs). Our net finance cost was $4.9 million in the year ended March 31, 2019 as compared to net finance income of $1.3 million in the year ended March 31, 2018, primarily due to the higher net foreign exchange loss in year ended March 31, 2019 mainly as a result of the depreciation of the Indian Rupee against the U.S. dollar as compared to the year ended March 31, 2018.

Loss for the year. As a result of the foregoing factors, our loss for the year ended March 31, 2019 was $167.9 million as compared to a loss of $220.2 million in the year ended March 31, 2018. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees and income tax expense (benefit) for both fiscal years 2019 and 2018, and impairment of intangible assets and severance cost related to a prior acquisition for the year ended March 31, 2018,and impairment in respect of an equity-accounted investee for the year ended March 31, 2019,  we would have recorded a net loss of $103.7 million in the year ended March 31, 2019 and a net loss of $153.5 million in the year ended March 31, 2018.

Diluted Loss per share. Diluted loss per share was $1.61 for the year ended March 31, 2019 as compared to diluted loss per share of $2.18 in the year ended March 31, 2018. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees and income tax expense (benefit) for both fiscal years 2019 and 2018, and impairment of intangible assets and severance cost related to a prior acquisition for the year ended March 31, 2018, and impairment in respect of an equity-accounted investee for the year ended March 31, 2019, our diluted loss per share would have been $1.00 in the year ended March 31, 2019, compared to a diluted loss per share of $1.53 in the year ended March 31, 2018.

Liquidity. As at March 31, 2019, the balance of cash and cash equivalents and term deposits on our balance sheet was $312.1 million.

Conference Call

MakeMyTrip will host a conference call to discuss the Company’s results for the quarter and year ended March 31, 2019 beginning at 7:30 AM EDT on May 16, 2019. To participate, please dial + 1-(844)-883-3862 from within the U.S. or +1-(574)-990-9829 from any other country. Thereafter, callers will be prompted to enter the participant passcode 6893506. A live webcast of the conference call will also be available through the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one week by dialing +1-(855)-859-2056 and using passcode 6893506. A one month replay of the live webcast will also be available at “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

The Company’s revenues are recognized on a “net” basis when we are acting as an agent, and on a “gross” basis when it is the principal. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before such services are transferred to the traveler. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while the cost of procuring the relevant services and products for sale to customers in this business is classified as service cost. The Company evaluates its financial performance based on Adjusted Revenue, which is a non-IFRS financial measure calculated as revenue after adding back promotion expenses in the nature of customer discount, customer inducement/acquisition cost and loyalty program costs, which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the Company acts as the principal, as it believes that Adjusted Revenue reflects the value addition of the travel services that it provides to customers in its packages business where it is the principal and is similar to the revenue on a “net” basis for its air ticketing, hotels and bus ticketing business where it acts as an agent. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. The Company’s Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net profit (loss), adjusted diluted earnings (loss) per share and change in constant currency are useful in measuring the results of the Company. The Company believes that its current calculations of adjusted operating profit (loss), adjusted net profit (loss), adjusted diluted earnings (loss) per share and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring the results of the Company and provide investors and analysts a representation of its operating results. The Company believes that investors and analysts in its industry use these non-IFRS measures to compare the Company and its performance to that of its global peers.

The IFRS measures most directly comparable to adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share are results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively. The Company believes that adjustments to these IFRS measures (including employee share-based compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), impairment of intangible assets, share of loss of equity-accounted investees, severance cost related to a prior acquisition, income tax expense (benefit), and impairment in respect of an equity-accounted investee) provide investors and analysts a representation of the Company’s operating results.

A limitation of using adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share instead of operating profit (loss), profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "will", "project", "seek", "should" and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated June 20, 2018, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

We own and operate well recognized online travel brands, including MakeMyTrip, goibibo and redbus.  Through our primary websites, www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas.  Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.  We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 61,500 domestic accommodation properties in India and more than 500,000 properties outside of India, Indian Railways and all major Indian bus operators.

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

jonathan.huang@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31
	2018	2019
Assets
Property, plant and equipment	13,690	13,499
Intangible assets and goodwill	1,147,517	1,068,876
Trade and other receivables, net	1,929	2,267
Investment in equity-accounted investees	16,316	5,244
Other investments	6,170	5,662
Term deposits	165	139
Non-current tax assets	24,476	31,681
Other non-current assets	14,607	2,273
Total non-current assets	1,224,870	1,129,641
Inventories	596	606
Contract assets	—	313
Current tax assets	25	1,415
Trade and other receivables, net	56,386	53,195
Term deposits	202,170	133,994
Other current assets	92,542	73,132
Cash and cash equivalents	187,647	177,990
Assets held for sale	1,220	—
Total current assets	540,586	440,645
Total assets	1,765,456	1,570,286
Equity
Share capital	52	52
Share premium	1,960,691	1,977,318
Reserves	3,232	634
Accumulated deficit	(515,850)	(682,054)
Share based payment reserve	78,804	102,427
Foreign currency translation reserve	31,705	(41,202)
Total equity attributable to equity holders of the Company	1,558,634	1,357,175
Non-controlling interests	298	193
Total equity	1,558,932	1,357,368
Liabilities
Loans and borrowings	424	474
Employee benefits	3,721	4,789
Contract liabilities	—	84
Deferred revenue	91	—
Deferred tax liabilities, net	115	601
Other non-current liabilities	2,201	2,400
Total non-current liabilities	6,552	8,348
Loans and borrowings	228	233
Trade and other payables	175,642	110,970
Contract liabilities	—	70,251
Deferred revenue	1,262	—
Other current liabilities	22,840	23,116
Total current liabilities	199,972	204,570
Total liabilities	206,524	212,918
Total equity and liabilities	1,765,456	1,570,286

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended March 31		For the year ended March 31
	2018	2019	2018	2019
Revenue
Air ticketing	45,270	41,693	167,391	166,714
Hotels and packages	93,395	58,182	439,963	237,524
Bus ticketing	13,684	12,139	50,932	53,745
Other revenue	5,457	8,163	16,970	28,028
Total revenue	157,806	120,177	675,256	486,011
Other income	161	68	435	220
Service cost
Procurement cost of hotels and packages services	34,989	36,916	169,347	160,824
Other cost of providing services	1,674	1,765	6,530	12,588
Personnel expenses	28,427	28,216	114,157	113,567
Marketing and sales promotion expenses	93,879	41,700	451,818	192,080
Other operating expenses	30,063	35,726	120,566	133,295
Depreciation, amortization and impairment	10,627	6,903	32,712	26,817
Results from operating activities	(41,692)	(30,981)	(219,439)	(152,940)
Finance income	806	1,552	5,189	6,459
Finance costs	3,020	1,398	3,901	11,329
Net finance income (costs)	(2,214)	154	1,288	(4,870)
Impairment in respect of an equity-accounted investee	—	(9,926)	—	(9,926)
Share of loss of equity-accounted investees	(125)	(186)	(1,998)	(887)
Loss before tax	(44,031)	(40,939)	(220,149)	(168,623)
Income tax benefit (expense)	(86)	546	(91)	740
Loss for the period	(44,117)	(40,393)	(220,240)	(167,883)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability	160	(327)	(422)	(585)
Equity instruments at FVOCI - net change in fair value	—	(135)	—	(508)
	160	(462)	(422)	(1,093)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(20,090)	541	(1,915)	(72,919)
Net change in fair value of available-for-sale financial assets	265	—	2,280	—
	(19,825)	541	365	(72,919)
Other comprehensive income (loss) for the period, net of tax	(19,665)	79	(57)	(74,012)
Total comprehensive income (loss) for the period	(63,782)	(40,314)	(220,297)	(241,895)
Profit (Loss) attributable to:
Owners of the Company	(43,075)	(40,467)	(218,412)	(167,759)
Non-controlling interests	(1,042)	74	(1,828)	(124)
Profit (Loss) for the period	(44,117)	(40,393)	(220,240)	(167,883)
Total comprehensive income (loss) attributable to:
Owners of the Company	(62,725)	(40,390)	(218,450)	(241,759)
Non-controlling interests	(1,057)	76	(1,847)	(136)
Total comprehensive income (loss) for the period	(63,782)	(40,314)	(220,297)	(241,895)
Loss per share (in USD)
Basic	(0.42)	(0.39)	(2.18)	(1.61)
Diluted	(0.42)	(0.39)	(2.18)	(1.61)
Weighted average number of shares (including Class B Shares)
Basic	101,665,740	104,385,826	100,394,080	103,989,421
Diluted	101,665,740	104,385,826	100,394,080	103,989,421

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at March 31, 2018	52	1,960,691	3,232	(515,850)	78,804	31,705	1,558,634	298	1,558,932
Adjustment on initial application of IFRS 9 (net of tax)	—	—	(2,090)	2,090	—	—	—	—	—
Adjusted balance as at April 1, 2018	52	1,960,691	1,142	(513,760)	78,804	31,705	1,558,634	298	1,558,932
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	(167,759)	—	—	(167,759)	(124)	(167,883)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(72,907)	(72,907)	(12)	(72,919)
Equity instruments at FVOCI - net change in fair value	—	—	(508)	—	—	—	(508)	—	(508)
Remeasurement of defined benefit (asset) liability	—	—	—	(585)	—	—	(585)	—	(585)
Total other comprehensive income (loss)	—	—	(508)	(585)	—	(72,907)	(74,000)	(12)	(74,012)
Total comprehensive income (loss) for the year	—	—	(508)	(168,344)	—	(72,907)	(241,759)	(136)	(241,895)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	40,002	—	40,002	31	40,033
Issue of ordinary shares on exercise of share based awards	—	16,627	—	—	(16,329)	—	298	—	298
Transfer to accumulated deficit on expiry of share based awards	—	—	—	50	(50)	—	—	—	—
Total contributions by owners	—	16,627	—	50	23,623	—	40,300	31	40,331
Balance as at March 31, 2019	52	1,977,318	634	(682,054)	102,427	(41,202)	1,357,175	193	1,357,368

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the year ended March 31
	2018	2019
Loss for the year	(220,240)	(167,883)
Adjustments for non-cash items	78,799	81,740
Change in working capital	15,963	7,216
Net cash generated from (used in) operating activities	(125,478)	(78,927)
Net cash generated from (used in) investing activities	(115,090)	70,011
Net cash generated from (used in) financing activities	327,899	(335)
Increase/ (Decrease) in cash and cash equivalents	87,331	(9,251)
Cash and cash equivalents at beginning of the year	101,704	187,647
Effect of exchange rate fluctuations on cash held	(1,388)	(406)
Cash and cash equivalents at end of the year	187,647	177,990

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Amounts in USD thousands, except per share data)

Reconciliation of Adjusted Revenue

	For the three months ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others			Total
	2018	2019	2018	2019	2018	2019	2018	2019		2018	2019
Revenue as per IFRS(1)	45,270	41,693	93,395	58,182	13,684	12,139	5,457	8,163		157,806	120,177
Add: Promotion expenses recorded as a reduction of revenue	13,204	21,055	10,960	55,590	—	4,453	—	319		24,164	81,417
	58,474	62,748	104,355	113,772	13,684	16,592	5,457	8,482		181,970	201,594
Less: Service cost as per IFRS	—	274	34,989	36,916	1,674	1,016	—	39	(2)	36,663	38,245	(2)
Adjusted Revenue	58,474	62,474	69,366	76,856	12,010	15,576	5,457	8,443		145,307	163,349

	For the year ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others			Total
	2018	2019	2018	2019	2018	2019	2018	2019		2018	2019
Revenue as per IFRS(1)	167,391	166,714	439,963	237,524	50,932	53,745	16,970	28,028		675,256	486,011
Add: Promotion expenses recorded as a reduction of revenue	34,673	68,632	43,068	274,915	—	13,950	—	861		77,741	358,358
	202,064	235,346	483,031	512,439	50,932	67,695	16,970	28,889		752,997	844,369
Less: Service cost as per IFRS	—	1,193	169,347	160,824	6,530	8,870	—	58	(2)	175,877	170,945	(2)
Adjusted Revenue	202,064	234,153	313,684	351,615	44,402	58,825	16,970	28,831		577,120	673,424

(1)

Effective April 1, 2018, we adopted the new revenue recognition standard IFRS 15, where promotion expenses have been recorded as a reduction of revenue.  We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

(2)

Loyalty program costs amounting to $0.5 million and $2.5 million have been excluded from service cost for the three months ended March 31, 2019 (March 31, 2018: Nil) and for the year ended March 31, 2019 (March 31, 2018: Nil) relating to “Others” respectively, and has been included in marketing and sales promotion expenses.

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended March 31		For the year ended March 31
	2018	2019	2018	2019
Results from operating activities as per IFRS	(41,692)	(30,981)	(219,439)	(152,940)
Add: Employee share-based compensation costs	11,586	8,997	44,860	40,033
Add: Impairment of intangible assets	2,874	—	2,874	—
Add: Acquisition related intangibles amortization	3,686	3,557	14,719	14,118
Add: Severance cost related to a prior acquisition	—	—	2,180	—
Adjusted Operating Profit (Loss)	(23,546)	(18,427)	(154,806)	(98,789)

Reconciliation of Adjusted Net Loss	For the three months ended March 31		For the year ended March 31
	2018	2019	2018	2019
Profit (Loss) for the period as per IFRS	(44,117)	(40,393)	(220,240)	(167,883)
Add: Employee share-based compensation costs	11,586	8,997	44,860	40,033
Add: Impairment of intangible assets	2,874	—	2,874	—
Add: Acquisition related intangibles amortization	3,686	3,557	14,719	14,118
Add: Severance cost related to a prior acquisition	—	—	2,180	—
Add: Share of loss of equity-accounted investees	125	186	1,998	887
Add: Impairment in respect of equity-accounted investee	—	9,926	—	9,926
Add (Less) : Income tax expense (benefit)	86	(546)	91	(740)
Adjusted Net Loss	(25,760)	(18,273)	(153,518)	(103,659)
Adjusted Earnings (Loss) per share
Diluted	(0.25)	(0.18)	(1.53)	(1.00)

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended March 31		For the year ended March 31
	2018	2019	2018	2019
	(in US$)
Diluted Earnings (Loss) per share for the period as per IFRS	(0.42)	(0.39)	(2.18)	(1.61)
Add: Employee share-based compensation costs	0.10	0.08	0.44	0.37
Add: Impairment of intangible assets	0.03	—	0.03	—
Add: Acquisition related intangibles amortization	0.04	0.03	0.14	0.14
Add: Severance cost related to a prior acquisition	—	—	0.02	—
Add: Share of loss of equity-accounted investees	*	*	0.02	0.01
Add: Impairment in respect of an equity-accounted investee	—	0.10	—	0.10
Add (Less) : Income tax expense (benefit)	*	*	*	(0.01)
Adjusted Diluted Earnings (Loss) per share	(0.25)	(0.18)	(1.53)	(1.00)

*	Less than $0.01.

	For the three months ended March 31, 2019
	Adjusted Revenue
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Bus Ticketing	Others	Total
Reported Growth	6.8%	10.8%	29.7%	54.7%	12.4%
Impact of Foreign Currency Translation	10.0%	10.4%	11.1%	13.2%	10.4%
Constant Currency Growth	16.8%	21.2%	40.8%	67.9%	22.8%

	For the year ended March 31, 2019
	Adjusted Revenue
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Bus Ticketing	Others	Total
Reported Growth	15.9%	12.1%	32.5%	69.9%	16.7%
Impact of Foreign Currency Translation	9.6%	9.1%	10.3%	13.4%	9.5%
Constant Currency Growth	25.5%	21.2%	42.8%	83.3%	26.2%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

	For the three months ended March 31		For the year ended March 31
	2018	2019	2018	2019
	(in thousands, except percentages)
Number of flights segments/ room nights/ bus tickets
Air ticketing - Flight segments	9,318	10,205	33,339	39,485
Hotels and packages - Room nights	4,887	6,141	21,911	26,611
Standalone hotels-online - Room nights	4,712	5,993	20,998	25,911
Bus ticketing - Travelled tickets	11,013	17,111	39,570	61,464

Adjusted Revenue
Air ticketing	$58,474	$62,474	$202,064	$234,153
Hotels and packages	69,366	76,856	313,684	351,615
Bus ticketing	12,010	15,576	44,402	58,825
Others	5,457	8,443	16,970	28,831
	$145,307	$163,349	$577,120	$673,424
Gross Bookings
Air ticketing	$743,189	$839,561	$2,704,522	$3,214,545
Hotels and packages	305,121	338,966	1,389,623	1,515,464
Bus ticketing	135,614	194,282	496,920	716,135
	$1,183,924	$1,372,809	$4,591,065	$5,446,144

Adjusted Revenue margins
Air ticketing	7.9%	7.4%	7.5%	7.3%
Hotels and packages	22.7%	22.7%	22.6%	23.2%
Bus ticketing	8.9%	8.0%	8.9%	8.2%